UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  ______________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO RULES 13d-1(b), (c),
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___ )*

                            Time Warner Telecom Inc.
               ____________________________________________________
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 _______________________________________________
                         (Title of Class of Securities)

                                    887319101
                        _________________________________
                                 (CUSIP Number)

                                  May 10, 1999
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 / /    Rule 13d-1(b)

/ /     Rule 13d-(c)

/x/     Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
===============================================================================
CUSIP No.  887319101                                     Page  2   of  5  Pages
           ________
======= =========== ===========================================================
===============================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Time Warner Inc.
         13-3527249
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a / /
                                                                         b / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

3        SEC USE ONLY

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

======== ======================================================================
=========================== ======= ===========================================

                      5     SOLE VOTING POWER          50,363,739 shares of
   NUMBER OF SHARES                                    Class B Common Stock (1)
    BENEFICIALLY    ------- ---------------------------------------------------
       OWNED        ------- ---------------------------------------------------
       BY EACH
      REPORTING       6     SHARED VOTING POWER                     0 (2)
   PERSON  WITH     ------- ---------------------------------------------------
                    ------- ---------------------------------------------------

                      7     SOLE DISPOSITIVE POWER     50,363,739 shares of
                                                       Class B Common Stock (1)
                    ------- ---------------------------------------------------
                    ------- ---------------------------------------------------

                      8     SHARED DISPOSITIVE POWER                0

===============================================================================
========= =====================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          50,363,739 shares of Class B Common Stock (1,2)

-------   ---------------------------------------------------------------------
-------   ---------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           / /

-------   ----------------------------------------------------------------------
-------   ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            68.4% (3)

--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                             HC

========= =====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________
(1) Each share of Time Warner Telecom Inc. ("Time Warner Telecom") Class B Common stock is currently convertible on a share for share basis into Time Warner Telecom's Class A Common Stock.

(2) See response to Item 4(c)(ii).

(3) Calculated pursuant to Rule 13d-3(d).

CUSIP No. 887319101                                           Page 3 of 5 Pages
          _________

Item 1(a)      Name of Issuer

               Time Warner Telecom Inc. ("Time Warner Telecom")
               ________________________________________________

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Park Ridge One
               10475 Park Meadows Drive
               Littleton, CO 80124

Item 2(a)      Name of Person Filing:

               Time Warner Inc.
               ________________

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               75 Rockefeller Plaza
               New York, NY  10019

Item 2(c)      Citizenship:    Delaware

Item 2(d)      Title of Class of Securities:

               Class A Common Stock*, par value $.01 per share
               _______________________________________________

Item 2(e)      CUSIP Number:

               887319101
               _________


















________________
* Time Warner Inc. is the beneficial owner of Time Warner Telecom Class B Common Stock, par value $.01 per share which is currently convertible on a share for share basis into Time Warner Telecom's Class A Common Stock, par value $.01 per share.

CUSIP No. 887319101                                          Page 4 of 5 Pages
          _________

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)    / / Broker or dealer registered under Section 15 of the Exchange
               Act.

    (b)    / / Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c)    / / Insurance company as defined in Section 3(a)(19) of the
               Exchange Act.

    (d)    / / Investment company registered under Section 8 of the
               Investment Company Act.

    (e)    / / An investment adviser in accordance with Rule 13d-1 (b)(1)
               (ii)(E);

    (f)    / / An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

    (g)    //  A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);

    (h)    / / A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act;

    (i)    / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)    / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c),  check
               this box.                                                    / /

Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

    (a)        Amount beneficially owned:

               50,363,739 shares of Class B Common Stock (1)
               _____________________________________________

    (b)        Percent of Class:

               68.4% (2)
               ______

    (c)        Number of shares as to which such person has:

    (i)        Sole power to vote or to direct the vote 50,363,739 shares of Class B Common
                                                        Stock (1)             ,
                                                        _______________________

    (ii)       Shared power to vote or to direct the vote    0 (3)            ,
                                                            ___________________

   (iii)       Sole power to dispose or to direct the disposition of

                                                        50,363,739 shares of
                                                        Class B Common Stock (1)
                                   ___________________________________________,

    (iv)       Shared power to dispose or to direct the
               disposition of                                0                ,
                                                            __________________
______________

(1) Time Warner Inc. is the beneficial owner of Time Warner Telecom Class B Common Stock which is currently convertible on a share for share basis into Time Warner Telecom's Class A Common Stock.

(2)  Calculated pursuant to Rule 13(d)-3(d).

(3) Solely as a result of an agreement among Time Warner Inc., MediaOne of Colorado, Inc., and Advance/Newhouse Communications to vote their shares in favor of each others' directors pursuant to a Stockholders Agreement dated as of May 10, 1999 (the "Stockholders Agreement"), Time Warner Inc. may be deemed the beneficial owner of 15,313,342 shares of Class B Common Stock owned by MediaOne of Colorado, Inc. and 15,572,919 shares of Class B Common Stock owned by Advance/Newhouse Communications. Time Warner Inc. disclaims beneficial ownership of the shares covered by the Stockholders' Agreement and owned by MediaOne of Colorado, Inc. and Advance/Newhouse Communications.

CUSIP No. 887319101                                           Page 5 of 5 Pages
          _________

Item 5.        Ownership of Five Percent or Less of a Class.

                    Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 The Class B Common Stock is held by the following direct or indirect subsidiaries of Time Warner Inc:

                   Warner Communications Inc.          CO     22,510,784

                   American Television and
                   Communications Corporation          CO     15,469,415

                   Time Warner Companies, Inc.         CO      3,367,609

                   FibrCOM Holdings, LP                PN      4,875,000

                   TW/TAE Inc.                         CO      3,367,609

                   Paragon Communications              PN        773,322

Item 8.        Identification and Classification of Members of the Group.

                    Not Applicable

Item 9.        Notice of Dissolution of Group.

                    Not Applicable

Item 10.       Certifications.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 2000


                                      Time Warner Inc.


                                      By: /s/Christopher P. Bogart
                                          ___________________________
                                    Name: Christopher P. Bogart
                                   Title: Executive Vice President,
                                          General Counsel & Secretary